UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2025

Commission File No. 001-42797

BULLISH

Office 101, 103, 105 Suite 70202, Unit 7A-2B, 2nd Floor

Building A, Block 7, 60 Nexus Way, Camana Bay,

George Town, Grand Cayman, Cayman Islands, KY1-9005

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On November 19, 2025, Bullish issued a press release titled “Bullish Reports Third Quarter 2025 Results.” A copy of the press release, the unaudited third quarter 2025 results and the earnings presentation are furnished as Exhibits 99.1, 99.2 and 99.3, respectively, to this report on Form 6-K.

Incorporation By Reference

The unaudited condensed consolidated statements of profit or loss and other comprehensive income/(loss), unaudited condensed consolidated balance sheets, unaudited condensed consolidated statements of changes in equity and unaudited condensed consolidated statements of cash flows attached as Exhibit 99.2 to this report on Form 6-K are hereby incorporated by reference into Bullish’s registration statement on Form S-8 (Registration No. 333- 289553) (including any prospectuses forming a part of such registration statement), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Bullish Reports Third Quarter 2025 Results
99.2	Third Quarter 2025 Unaudited Condensed Consolidated Financial Statements
99.3	Third Quarter 2025 Earnings Presentation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BULLISH

Date: November 19, 2025	By:	/s/ Jose A. Torres
Jose A. Torres
Chief Accounting Officer